Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

June 2, 2011

VIA FEDERAL EXPRESS AND EDGAR

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           China Resources Development Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed May 20, 2011
File No. 333-171727

Dear Mr. Schwall:

On behalf of China Resources Development Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated June 1, 2011, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”).  Captions and page references herein correspond to those set forth in Amendment No. 6 to the Registration Statement (“Amendment No. 6”), a copy of which has been marked with the changes from Amendment No. 5 to the Registration Statement filed on May 20, 2011.  We are also delivering three (3) courtesy copies of such marked Amendment No. 6 to Sirimal R. Mukerjee.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Amendment No. 5 to Registration Statement on Form S-1

Exhibit 5.1

1.	We reissue prior comment 5 from our letter to you dated May 18, 2011. Please obtain and file a new or revised legality opinion which addresses each of the following comments.

Securities and Exchange Commission

June 2, 2011

We have filed a new legality opinion with Amendment No. 6 addressing each of the Staff’s comments set forth below as requested.

2.
We note your response to prior comment 7 from our letter to you dated May 18, 2011, and we reissue the comment as it pertains to assumption (f). As appropriate, the opinion may clarify elsewhere that counsel has received representations from the company regarding these matters, but it does not appear appropriate to retain this assumption. Moreover, although counsel did not witness the resolutions, it assumes the genuineness of the signatures in assumption (a).

The legality opinion has been revised to remove assumption (f) as requested.

3.
We note that counsel has added new limiting language suggesting that the referenced opinions “are based solely on the applicable statutory provisions of Cayman Islands corporate law.” Counsel should delete that new language or provide a revised opinion which clarifies that counsel is opining based upon Cayman Islands law, including the statutory and any constitutional or similar provisions and all reported judicial decisions interpreting the foregoing.

The legality opinion has been revised to delete the limiting language as requested.

4.
Counsel defines “Offering Shares” in the first paragraph to include the initial shares and the warrant shares. The second numbered opinion paragraph states in part that “all Offering Shares will be validly issued, fully paid and non-assessable.” However, counsel appears to contradict in part that opinion in the third numbered opinion paragraph, where it suggests that its opinion does not extend to the Warrant Shares. As the Warrant Shares are part of the “Offering Shares,” counsel must render an appropriate opinion with regard to those shares and must eliminate any inconsistent language or limitation in that regard.

The legality opinion has been revised to eliminate any inconsistent language as requested.

Securities and Exchange Commission

June 2, 2011

Financial Statements

General

5.	Please note the financial statement updating requirements per Rule 3-12 of Regulation S-X.

The Staff’s comment is duly noted.  We have updated the financial statements contained in the Registration Statement as required by Rule 3-12 of Regulation S-X.

Notes to Financial Statements

Note 6 – Subsequent Events, page F-11

6.
We note your disclosure stating that Robin Lee, your Chief Executive Officer, transferred a total of 912,813 ordinary shares to other parties. The disclosure also states that the purpose of this share transfer was to allow these parties to participate in the equity ownership of China Resources Development Inc. without issuing additional shares. Based on the disclosure provided, it appears that these shares were issued to other parties on your behalf by your Chief Executive Officer. Please tell us how you accounted for the transfer of these shares. Refer to SAB Topic 1.B.1.

As indicated in the Registration Statement, the shares were transferred by Robin Lee to the other parties at the same price originally paid for such shares.  From the time that Mr. Lee received the shares until the time he transferred them, there was no meaningful increase in the fair value of such shares.  Given the amount of effort still required to complete and promote the offering, any increase in value during the short period of time between Mr. Lee’s purchase and his subsequent transfer was de minimis.  As a result, the Company determined that no compensation charge was deemed necessary.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:           Robin Lee